Filed by Plum III Merger Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:

Plum Acquisition Corp. III

(Commission File No. 001-40677)

This filing relates to the proposed transaction pursuant to the terms of that certain Business Combination Agreement, dated as of August 22, 2024, by and among Plum Acquisition Corp. III, a Cayman Islands exempted company (“Plum”), Plum III Amalco Corp., a corporation formed under the Laws of the Province of British Columbia and a direct, wholly owned subsidiary of Plum (“Amalco”), Plum III Merger Corp., a corporation formed under the Laws of the Province of British Columbia (“Pubco”), and Tactical Resources Corp., a corporation formed under the Laws of the Province of British Columbia (“Tactical”) and as amended on December 10, 2024, January 28, 2025, and August 22, 2025 (as amended, the “Business Combination Agreement”), pursuant to which, and subject to the terms and conditions of the Business Combination Agreement, (a) Plum shall change its jurisdiction of incorporation by transfer by way of continuation from the Cayman Islands to the Province of British Columbia, Canada (the “Domestication”); (b) following the Domestication and at the closing of the Transactions (the “Closing”), Plum and Pubco shall amalgamate pursuant to a Plan of Arrangement under the Business Corporations Act of British Columbia (“BCBCA”) to form one corporate entity, except that the legal existence of Pubco will not cease and Pubco will survive the amalgamation (the “SPAC Amalgamation”); and (c) immediately following the SPAC Amalgamation, Tactical and Amalco shall amalgamate (the “Tactical Amalgamation” and, together with the SPAC Amalgamation, the “Amalgamations”) pursuant to a Plan of Arrangement under the BCBCA, except that the legal existence of the Tactical will not cease and the Tactical will survive the amalgamation as a direct, wholly owned subsidiary of Pubco.

On July 20, 2026, Tactical published the following press release:

Tactical Resources and Plum Acquisition Corp. III Announce Receipt of Nasdaq Approval; Transaction Expected to Close on July 28, 2026

Resulting Issuer to Trade on Nasdaq under Ticker Symbol “TREO”

VANCOUVER, BC – July 20, 2026 – Tactical Resources Corp. (TSXV:RARE) (OTC:USREF) (“Tactical” or the “Company”), a U.S.-focused rare earth elements development company, today announced that it has received an approval letter from the Nasdaq Listing Center for the listing of the common shares of the resulting issuer (“New PubCo”) and the trading of those shares on the Nasdaq Capital Market upon completion of the business combination (the "Business Combination") with Plum Acquisition Corp. III (OTC:PLMJF) (“Plum”).

The Business Combination is being effected pursuant to a business combination agreement (the "Business Combination Agreement") dated August 22, 2024, as amended, entered into among the Company, Plum, Plum III Amalco Corp. ("Amalco"), and Plum III Merger Corp. ("PubCo" and collectively with the Company, Plum and Amalco, the "Parties"). Pursuant to the Business Combination Agreement, following a series of amalgamation transactions, Tactical will continue as a wholly-owned subsidiary of a new parent entity ("New PubCo"), which will be renamed "Tactical Resources Corp."

Under the Business Combination, common shares in the capital of Tactical ("Tactical Shares") will be exchanged for common shares of New PubCo ("New PubCo Common Shares") at an exchange ratio to be determined at closing (the "Closing"). Following the Closing, New PubCo Common Shares will begin trading on the Nasdaq Stock Market under the ticker symbol "TREO". The completion of the transaction positions Tactical to accelerate development of its Peak Project in Hudspeth County, Texas - a rare earth asset in the United States with existing mined material, established infrastructure, and a clear pathway toward near-term processing and scale.

“As we prepare to enter the public markets, our focus remains on disciplined execution,” said Ranjeet Sundher, Chief Executive Officer of Tactical. “We are advancing our technical work programs, strengthening our operational foundation, and positioning the Company to deliver measurable progress as a public company.”

“This transaction brings Tactical to an important inflection point,” said Kanishka Roy, Chief Executive Officer of Plum Acquisition Corp. III. “Rare earths sit at the center of national security, advanced manufacturing, and energy transition priorities, yet viable near-term supply remains scarce. Tactical stands out for its asset quality, execution readiness, and experienced leadership team.”

The Closing is expected to occur on or about July 28, 2026, and remains subject to the satisfaction or waiver of customary closing conditions, including receipt of final approval of the TSX Venture Exchange (the “TSXV”). The Company has applied for, and expects to be delisted from, the TSXV following the Closing. A further release will be disseminated closer to Closing confirming closing exchange ratio and other relevant information for shareholders.

About Tactical Resources

Tactical Resources is a mineral exploration and development company focused on U.S.-made rare earth elements used in semiconductors, electric vehicles, advanced robotics, and most importantly, national defense. The Company is also actively involved in the development of innovative metallurgical processing techniques to further unlock the development potential for Rare Earth Elements.

For additional information, please visit www.tacticalresources.com.

About Plum Acquisition Corp. III

Plum Acquisition Corp. III is a special purpose acquisition company, which engages in effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Plum seeks to establish itself as the first-stop SPAC platform for high-quality companies, and the management team’s decades of operational experience leading technology companies, and the proprietary Accelerating Through the Bell operational playbook that helps companies list and grow in the public markets.

For additional information, please visit https://plumpartners.com/.

The TSX Venture Exchange Inc. has in no way passed upon the merits of the Business Combination and has neither approved nor disapproved the contents of this press release. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

Certain information in this news release is considered forward-looking within the meaning of certain securities laws and is subject to important risks, uncertainties and assumptions. This forward-looking information includes, among other things, information with respect to the Company’s beliefs, plans, expectations, anticipations, estimates and intentions. The words “may”, “could”, “should”, “would”, “suspect”, “outlook”, “believe”, “anticipate”, “estimate”, “expect”, “intend”, “plan”, “target” and similar words and expressions are used to identify forward-looking information. Forward-looking statements include, but are not limited to, statements regarding Tactical’s business; the expected timing of the completion or benefits of the Business Combination or the likelihood or ability of the Parties to successfully complete the Business Combination; and the expected ownership structure of New PubCo. These statements are based on various assumptions, whether or not identified in this report, and on the current expectations of Tactical’s management, and are not predictions of actual performance or results. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied upon as a guarantee, an assurance, a prediction or a definitive statement of fact or probability.

Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and are subject to inherent risks and uncertainties that may cause Tactical’s activities or results to differ significantly from those expressed in any forward-looking statement, including: (a) changes in domestic and foreign business, market, financial, political and legal conditions; (b) the likelihood of completion of the Business Combination, including the risk that the Business Combination may not close due to one or more closing conditions set forth in the definitive written agreement providing for the Business Combination not being satisfied or waived on a timely basis or otherwise, or that the required approvals of the shareholders of the Parties, or any applicable regulatory approvals, may not be obtained; (c) the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of Tactical’s securities; (d) the outcome of any legal proceedings that may be instituted against the Parties, or any of their respective directors or executive officers, following the announcement of the Business Combination; (e) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining applicable regulatory approvals for the Business Combination; (f) failure to realize the anticipated benefits of the Business Combination; (g) the potential inability to consummate any PIPE financing on terms or in amounts satisfactory to the Parties; (h) the occurrence of any event, change or other circumstance that could give rise to the termination of the definitive written agreement providing for the Business Combination; (i) the ability of PubCo to meet stock exchange listing standards following the consummation of the Business Combination and the approval for, the timing of, the listing of New PubCo Common Shares on NASDAQ; (j) the ability of Tactical Resources to meet stock exchange listing standards prior to the completion of the Business Combination; (k) the effect of the announcement or pendency of the Business Combination on the market price of securities, business relationships, operating results, current plans and operations of Tactical; (l) risks related to the rollout of Tactical’s business and the timing of expected business milestones; (m) the effects of competition of the Business Combination on Tactical Resources’ business and operations; (n) supply shortages in the materials necessary for Tactical’s business; (o) delays in construction and operation of facilities; (p) the amount of redemption requests made by Plum’s public shareholders; (q) changes in applicable laws or regulations; (r) risks relating to the viability of Tactical’s growth strategy, including related capabilities and ability to execute on its business strategy; (s) the Parties’ estimates of growth and projected financial results and meeting or satisfying the underlying assumptions with respect thereto; (t) the possibility that the Parties may be adversely affected by other economic, business, and/or competitive factors, or adverse macroeconomic conditions, including inflation, supply chain delays and increased interest rates; (u) the potential disruption of Tactical’s management’s time from ongoing business operations due to the Business Combination; (v) the potential occurrence of a materially adverse change with respect to the financial position, performance, operations or prospects of Tactical; (w) costs related to the Business Combination; and (x) other risks and uncertainties described from time to time in filings by the Parties with applicable Canadian securities regulators, or otherwise made available to interested parties in connection with the Business Combination.

The foregoing list is not exhaustive, and new risks may emerge from time to time. If any of these risks materialize or the Parties’ assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. Many factors could cause actual future events to differ materially from the forward-looking statements in this report. There may be additional risks that Tactical presently does not know or that Tactical currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Tactical assumes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law. Tactical does not give any assurance that it will achieve its expectations.

Investor and Media Relations Contacts

Investor Relations:

(778) 588-5483

investors@tacticalresources.com

Media:

(646) 277-1200

media@tacticalresources.com

On July 22, 2026, Tactical published the following press release:

Tactical Resources Announces Exchange Ratio for Business Combination with Plum Acquisition Corp. III

Tactical Resources Corp. (TSXV: RARE) to be Delisted from the TSX Venture Exchange

VANCOUVER, BC – JULY 22 , 2026 – Tactical Resources Corp (“Tactical” or the “Company”) (TSXV: RARE) (OTC: USREF), a U.S.-focused rare earth elements development company, today announced the exchange ratio applicable to its previously announced business combination (the "Business Combination") with Plum Acquisition Corp. III ("Plum") (OTC: PLMJF), pursuant to the business combination agreement (the "Business Combination Agreement") dated August 22, 2024, as amended. Pursuant to the Business Combination Agreement, following a series of amalgamation transactions, Tactical will continue as a wholly-owned subsidiary of a new parent entity ("New PubCo"), which will be renamed "Tactical Resources Corp." The Business Combination is expected to close on July 28, 2026 (the "Closing"). Following the Closing, common shares of New PubCo (“New PubCo Common Shares”) are expected to begin trading on the Nasdaq Capital Market under the ticker symbol "TREO".

Exchange Ratio

Pursuant to the terms of the Business Combination Agreement, each common share of Tactical ("Tactical Share") will be exchanged for approximately 4.45396581 New PubCo Common Shares (the "Exchange Ratio").

In connection with the Business Combination, and to ensure New PubCo satisfies applicable Nasdaq listing standards, the Company consolidated its common shares on the basis of five (5) pre-consolidation Tactical Shares for every one (1) post-consolidation Tactical Share, effective December 5, 2025 (the "Consolidation"). No further consolidation of Tactical Shares is required in connection with the Business Combination.

No fractional New PubCo Common Shares will be issued to Tactical shareholders. Where application of the Exchange Ratio would otherwise result in the issuance of a fraction of a New PubCo Common Share, the number of New PubCo Common Shares issuable to the relevant holder shall be rounded down to the nearest whole New PubCo Common Share, without any payment in lieu of such fractional shares, in accordance with the terms of the Business Combination Agreement.

Lock-Up on New PubCo Common Shares

Of the New PubCo Common Shares to be issued to Tactical shareholders pursuant to the Exchange Ratio, 37% will be subject to transfer restrictions for a period of six (6) months following the Closing (the "Transfer Restrictions"), intended to permit New PubCo to satisfy applicable Nasdaq listing standards. The remaining 63% of New PubCo Common Shares issued to Tactical shareholders will be freely tradeable upon issuance, subject to applicable securities laws.

The final Transfer Restrictions percentage has been determined by the board of directors of Tactical in accordance with the terms of the Business Combination Agreement.

What Tactical Shareholders Need to Do

Registered shareholders of record as of the Closing will automatically receive their New PubCo Common Shares in accordance with the Exchange Ratio, without the need to take any further action. No Letter of Transmittal is required.

Beneficial shareholders holding Tactical Shares through a broker, investment dealer, bank, or other intermediary are not required to take any action. New PubCo Common Shares will be credited to their accounts in due course following the Closing.

Shareholders with questions regarding the exchange of their Tactical Shares should contact refer to the Company's management information circular available under Tactical's SEDAR+ profile at www.sedarplus.ca.

About Tactical Resources

Tactical Resources is a mineral exploration and development company focused on U.S.-made rare earth elements used in semiconductors, electric vehicles, advanced robotics, and most importantly, national defense. The Company is also actively involved in the development of innovative metallurgical processing techniques to further unlock the development potential for Rare Earth Elements.

For additional information, please visit www.tacticalresources.com.

About Plum Acquisition Corp. III

Plum Acquisition Corp. III is a special purpose acquisition company, which engages in effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Plum seeks to establish itself as the first-stop SPAC platform for high-quality companies, and the management team’s decades of operational experience leading technology companies, and the proprietary Accelerating Through the Bell operational playbook that helps companies list and grow in the public markets.

For additional information, please visit https://plumpartners.com/.

The TSX Venture Exchange Inc. has in no way passed upon the merits of the Business Combination and has neither approved nor disapproved the contents of this press release. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

Certain statements included in this press release are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts contained in this press release are forward-looking statements. Any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are also forward-looking statements. In some cases, you can identify forward-looking statements by words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “strategy,” “future,” “opportunity,” “may,” “target,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” “preliminary,” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements include, without limitation, Plum’s, Tactical Resources’, New PubCo’s or their respective management teams’ expectations concerning the outlook for their or Tactical Resources’ business, productivity, plans, and goals for future operational improvements and capital investments, operational performance, future market conditions, or economic performance and developments in the capital and credit markets and expected future financial performance, including expected net proceeds, expected additional funding, the expected Exchange Ratio and Consolidation, the Transfer Restrictions, the expected listing and trading of New PubCo Common Shares on the Nasdaq Capital Market, growth prospects and outlook of Tactical Resources’ operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of Tactical Resources’ projects, as well as any information concerning possible or assumed future results of operations of Tactical Resources. Forward-looking statements also include statements regarding the expected benefits of the Business Combination. The forward-looking statements are based on the current expectations of the respective management teams of Tactical Resources and Plum, as applicable, and are inherently subject to uncertainties and changes in circumstance and their potential effects. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, (i) the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of Plum’s securities; (ii) the risk that the Business Combination may not be completed by Plum’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Plum; (iii) the failure to satisfy the conditions to the consummation of the Business Combination, including the adoption of the Business Combination Agreement by the shareholders of Plum and Tactical Resources and the receipt of certain regulatory and court approvals; (iv) market risks; (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement; (vi) the effect of the announcement or pendency of the Business Combination on Tactical Resources’ business relationships, performance, and business generally; (vii) risks that the Business Combination disrupts current plans of Tactical Resources and potential difficulties in its employee retention as a result of the Business Combination; (viii) the outcome of any legal proceedings that may be instituted against Tactical Resources or Plum related to the Business Combination Agreement or the Business Combination; (ix) failure to realize the anticipated benefits of the Business Combination; (x) the inability to meet listing requirements to list New PubCo's securities on Nasdaq; (xi) the risk that the price of New PubCo's securities may be volatile due to a variety of factors, including changes in the highly competitive industries in which Tactical Resources plans to operate, variations in performance across competitors, changes in laws, regulations, technologies, natural disasters or health epidemics/pandemics, national security tensions, and macro-economic and social environments affecting its business, and changes in the combined capital structure; (xii) the inability to implement business plans, forecasts, and other expectations after the completion of the Business Combination, identify and realize additional opportunities, and manage its growth and expanding operations; (xiii) the risk that Tactical Resources may not be able to successfully develop its mining projects, and/or its expansion plan; (xiv) the risk that Tactical Resources will be unable to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; (xv) political and social risks of operating in the U.S. and other countries; (xvi) the operational hazards and risks that Tactical Resources faces; and (xvii) the risk that additional financing in connection with the Business Combination may not be raised on favorable terms, or at all. The foregoing list is not exhaustive, and there may be additional risks that neither Plum nor Tactical Resources presently knows or that Plum and Tactical Resources currently believe are immaterial. You should carefully consider the foregoing factors, any other factors discussed in this press release and the other risks and uncertainties described in the “Risk Factors” section of Plum’s Annual Report on Form 10-K for the year ended December 31, 2024, which was filed with the SEC on March 28, 2025, the risks described in the Registration Statement on Form F-4 and the amendments thereto, which was initially filed by Pubco on October 29, 2024 and includes a preliminary proxy statement/prospectus, and those discussed and identified in filings made with the SEC by Plum and Pubco and filings made by Tactical Resources with the Canadian Securities Administrators (the “CSA”) from time to time. Tactical Resources and Plum caution you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date a forward-looking statement is made. Forward-looking statements set forth in this press release speak only as of the date of this press release. None of Tactical Resources, Plum, or New PubCo undertakes any obligation to revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs. In the event that any forward-looking statement is updated, no inference should be made that Tactical Resources, Plum, or New PubCo will make additional updates with respect to that statement, related matters, or any other forward-looking statements. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from forward-looking statements, including discussions of significant risk factors, may appear, up to the consummation of the Business Combination, in Plum’s or New PubCo's public filings with the SEC, or Tactical Resources’ filings with the CSA, which are or will be (as appropriate) accessible at www.sec.gov or on SEDAR+ at www.sedarplus.ca, and which you are advised to review carefully.

Investor and Media Relations Contact

Investor Relations:

(778) 588-5483

investors@tacticalresources.com

Media:

(646) 277-1200

media@tacticalresources.com